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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                        AMENDMENT NO. 4 TO SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                                 and Rule 13e-3
                           (ss. 240.13e-3) Thereunder)

                            ------------------------

                          KRUPP REALTY FUND, LTD. - III
                              (Name of the Issuer)

                            ------------------------

                          Krupp Realty Fund, Ltd. - III
                        KRF3 Acquisition Company, L.L.C.
                               KRF Company, L.L.C.
                    The Krupp Family Limited Partnership - 94
                              The Krupp Corporation
                   The Krupp Company Limited Partnership - II
                                  Douglas Krupp
                                  George Krupp
                      (Name of Person(s) Filing Statement)

                            ------------------------

                            Limited Partnership Units
                         (Title of Class of Securities)

                            ------------------------

                                   501128-10-2
                      (CUSIP Number of Class of Securities)

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                            Scott D. Spelfogel, Esq.
                               The Berkshire Group
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 574-8385
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of Person(s) Filing Statement)
                            ------------------------

                                 With copies to:

                              James M. Dubin, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000

This Statement is filed in connection with:
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a. [X]  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ]  The filing of a registration statement under the Securities Act of 1933.
c. [ ]  A tender offer.
d. [ ]  None of the above.

        Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: [ ]

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Calculation of Filing Fee
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             Transaction                              Amount of filing fee
              valuation

             $7,200,480                                    $1,440.10*
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* Transaction valuation assumed the purchase of 12,000.8 units Krupp Realty
Fund, Ltd. - III at $600 in cash per Unit. Ultimately, only 11,485 Units were purchased. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals one fiftieth of one percentum of such transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,440.10

Form or Registration No:  Schedule 13E-3

Filing Party:  KRF3 Acquisition Company, L.L.C.,
               KRF Company, L.L.C.,
               The Krupp Family Limited Partnership - 94

Date Filed:  January 28, 2000
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                                  INTRODUCTION

         This Final Amendment to Rule 13e-3 Transaction Statement (this "Final Amendment") is being jointly filed by each of (1) Krupp Realty Fund, Ltd. - III, a Massachusetts limited partnership (the "Partnership"), (2) KRF3 Acquisition Company, L.L.C., a Delaware limited liability company ("KRF3" or the "Purchaser"), (3) KRF Company, L.L.C., a Delaware limited liability company and KRF3's sole member (the "Parent"), (4) The Krupp Family Limited Partnership - 94, a Massachusetts limited partnership and the Parent's sole member (the "Family Partnership"), (5) The Krupp Corporation, a Massachusetts corporation ("Krupp Corp"), (6) The Krupp Company Limited Partnership - II, a Massachusetts limited partnership (together with Krupp Corp, the "General Partners"), (7) Douglas Krupp and (8) George Krupp (collectively, the Partnership, KRF3, the Parent, the Family Partnership, the General Partners, Douglas Krupp and George Krupp, the "Filing Persons") pursuant to Section
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13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, to amend and supplement the definitive Rule 13e-3 Transaction Statement on Schedule 13E-3, jointly filed by the Filing Persons with the Securities and Exchange Commission (the "SEC") on January 28, 2000, as amended and supplemented by Amendment No. 1 thereto filed March 8, 2000, Amendment No. 2 thereto filed March 20, 2000 and Amendment No. 3 thereto filed March 23, 2000 (as so amended and supplemented, the "Transaction Statement").

         This Final Amendment is being filed with the SEC pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Exchange Act, to reflect the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of April 27, 2000, by and between the Purchaser and the Partnership (the "Merger Agreement"). Except as expressly set forth in this Final Amendment, all
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information in the Transaction Statement remains unchanged. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Definitive Proxy Statement filed by the general partners of the Partnership with the SEC on March 23, 2000 (including all annexes and exhibits thereto, the "Proxy Statement") or in the Merger Agreement.

Item 6.  Source and Amounts of Funds or Other Consideration

         Item 6 is hereby amended and supplemented by adding the following information:

         On April 27, 2000, a subsidiary of the Partnership entered into a loan agreement ("Loan Agreement 1") with Reilly Mortgage Capital Corporation ("Reilly") pursuant to which such subsidiary borrowed an aggregate amount of $6,103,000.00 to finance the acquisition of the Partnership and to refinance existing debt and pay associated closing costs. Loan Agreement 1 was assigned to the Federal
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National Mortgage Association, or "Fannie Mae." The foregoing description is qualified in its entirety by reference to Loan Agreement 1, which is attached as Exhibit (a)(1) hereto and is incorporated herein by reference in its entirety.

         On April 27, 2000, a subsidiary of the Partnership entered into a loan agreement ("Loan Agreement 2") with Reilly pursuant to which such subsidiary borrowed an aggregate amount of $10,604,000.00 to finance the acquisition of the Partnership and to refinance existing debt and pay associated closing costs. Loan Agreement 2 was assigned to the Federal National Mortgage Association, or "Fannie Mae." The foregoing description is qualified in its entirety by reference to Loan Agreement 2, which is attached as Exhibit (a)(2) hereto and is incorporated herein by reference in its entirety.

         On April 27, 2000, a subsidiary of the Partnership entered into a loan agreement ("Loan Agreement 3") with
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Reilly pursuant to which such subsidiary borrowed an aggregate amount of
$10,386,000.00 to finance the acquisition of the Partnership and to refinance existing debt, including prepayment penalties of approximately $334,000.00, and pay associated closing costs. Loan Agreement 3 was assigned to the Federal National Mortgage Association, or "Fannie Mae." The foregoing description is qualified in its entirety by reference to Loan Agreement 3, which is attached as Exhibit (a)(3) hereto and is incorporated herein by reference in its entirety.

Item 16. Additional Information

         Item 16 is hereby amended and supplemented by adding the following information:

         The transactions contemplated by the Merger Agreement, including the amendment to the Amended Agreement of Limited Partnership, dated June 1, 1982, and the merger of the Partnership with and into the Purchaser (the "Merger"), were approved by the unitholders of the
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Partnership on April 27, 2000. The Merger became effective on such date upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware and Articles of Merger with the Secretary of State of the State of Massachusetts. As a result of the Merger, each Limited Partnership Unit, other than those held by the General Partners, the Original Limited Partners and the Affiliate Limited Partners, in the Partnership has been converted into the right to receive $600.00 in cash. As a result of and following the Merger, no Limited Partnership Units are outstanding. Accordingly, the Partnership has filed a Certification and Notice of Termination of Registration on Form 15 with the SEC.
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Item 17. Material to be Filed as Exhibits

         (a)(1) Loan Agreement, dated April 27, 2000, between DOH, Inc., KFR3 Acquisition Company, L.L.C. and Reilly Mortgage Capital Corporation.

         (a)(2) Loan Agreement, dated April 27, 2000, between DOH, Inc., KRF3 Acquisition Company, L.L.C. and Reilly Mortgage Capital Corporation.

         (a)(3) Loan Agreement, dated April 27, 2000, between Brookeville Apartments Limited Partnership and Reilly Mortgage Capital Corporation.
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                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 5, 2000

                              Krupp Realty Fund, Ltd. - III

                                By: The Krupp Corporation, a general
                                    partner

                                    By: /s/ Douglas Krupp
                                        -----------------
                                        Name:  Douglas Krupp
                                        Title: President and Co-
                                               Chairman of the Board
                                               of Directors
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                              KRF3 Acquisition Company, L.L.C.

                                By: KRF Company, L.L.C., its sole member

                                    By: The Krupp Family Limited
                                        Partnership - 94, its sole
                                        member

                                        By: /s/ Douglas Krupp
                                            -----------------
                                            Name:  Douglas Krupp
                                            Title: General Partner

                              KRF Company, L.L.C.

                                By: The Krupp Family Limited Partnership - 94,
                                    its sole member

                                    By: /s/ Douglas Krupp
                                        -----------------
                                        Name:  Douglas Krupp
                                        Title: General Partner

                              The Krupp Family Limited Partnership - 94

                                    By: /s/ Douglas Krupp
                                        -----------------
                                        Name:  Douglas Krupp
                                        Title: General Partner

                              The Krupp Corporation

                                    By: /s/ Douglas Krupp
                                        -----------------
                                        Name:  Douglas Krupp
                                        Title: President and Co-Chairman
                                               of the Board of Directors
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                              The Krupp Company Limited Partnership - II

                                    By: /s/ Douglas Krupp
                                        -----------------
                                        Name:  Douglas Krupp
                                        Title: General Partner

                                        /s/ Douglas Krupp
                                        -----------------
                                        Douglas Krupp

                                        /s/ George Krupp
                                        ----------------
                                        George Krupp
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                                Index to Exhibits


Exhibit No.                             Description
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(a)(1)            Loan Agreement, dated April 27, 2000, between DOH, Inc., KFR3
                  Acquisition Company, L.L.C. and Reilly Mortgage Capital Corporation.

(a)(2) Loan Agreement, dated April 27, 2000, between DOH, Inc., KRF3 Acquisition Company, L.L.C. and Reilly Mortgage Capital Corporation.

(a)(3) Loan Agreement, dated April 27, 2000, between Brookeville Apartments Limited Partnership and Reilly Mortgage Capital Corporation.